SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME [National Taxpayer’s Registry of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

BULLETIN FOR DISTANCE VOTE | AGO 4.24.2020

Shareholder’s name or denomination
Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
Shareholder’s email

Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Instruction No. 481/09 (“ICVM 481”).

It is essential that the boxes above be completed with (i) the full name – or company name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, in order for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Ordinary Shareholders’ Meetings:

•        all the boxes below must be duly filled in,

•        all pages must be initialed,

•        at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin, and may use a signature via digital certificate,

•        except in the case of signature via digital certificate, the certification of the signatures in this bulletin and, as applicable, its notarization and consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation shall be required.

Delivery guidelines, indicating the ability to send the bulletin directly to the company or send instructions to the registrar or custodian

The shareholder who chooses to exercise his voting rights at a distance may (i) transmit the filling instructions to service providers able to collect and transmit such instructions (registrar or custodian), as per the guidance below; or (ii) complete and send this bulletin directly to the Company.

Considering the current guidelines of the Ministry of Health and the State Government of São Paulo for the prevention and confrontation of the coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to using the distance vote bulletin for participation in the Ordinary Shareholders' Meeting, mainly by sending them to the service providers referred to in item “i” of the paragraph above, given the greater simplicity of such procedure.

Voting by means of service providers - distance voting system

Shareholders may transmit the instructions for completing this bulletin to the service providers which are able to provide services to collect and transmit instructions for completion of bulletin for distance vote, namely:

(i)     shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)   to Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

The shareholder that elects to exercise his/her distance vote right through the service providers (pursuant to art. 21-B, item II, of ICVM 481/09) must contact his/her custody agents and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 17, 2020.

Postal and electronic address for sending the distance vote bulletin, in case the shareholder wish to deliver the document directly to the company

Shareholders may send this bulletin dully filled in and together with the documents listed below to Rua Dr. Renato Paes de Barros, 1.017, 4º andar, Itaim Bibi, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department:

(i)     statement indicating the capital ownership in the Company; and

(ii)   certified copy of the following documents:

•       to individuals: identity card with shareholder’s photo,

•       to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo,

•       to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo.

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

The Company requires signatures via digital certificate or certification of signature and notarization, consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation, as the case may be.

The bulletin, together with the respective documentation, shall be considered only if received by the Company in accordance with the provisions above, up to 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 17, 2020. Pursuant to article 21-U of ICVM 481/09, the Company shall notify the shareholder if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission.

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person

Banco Bradesco S.A.

Address: Cidade de Deus, s/n - Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Attention to: Departamento de Ações e Custódia, Prédio Amarelo, Térreo

Telephone: (0800) 7011616

Email: dac.escrituracao@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Resolutions/Matters related to the Ordinary Shareholders’ Meeting
Simple Resolution 1. To approve the managers’ accounts and financial statements for the fiscal year ended on December 31, 2019. [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2.           To resolve on the allocation of net profit for the fiscal year ended December 31, 2019, in accordance with the Company’s Management Proposal, in the following terms:

-              Net Profits: R$ 11,779,965,119.88

-              Amount allocated to the Tax Incentives Reserve: R$ (1,352,121,653.10)

-              Amount allocated to payment of dividends and/or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2019: R$ (7,717,419,618.63)

-              Amount allocated to the Investments Reserve(1): R$ 4,180,780,132.35 [(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 1,430,343,000.00; and (iii) expired dividends in the amount of R$28,190,116.67, as detailed in Exhibit A.II to the Management Proposal.]

           with the consequent ratification of payment of interest over shareholders’ equity made in advance to the shareholders, to debit of the profit for the year of 2019, in the total amount of R$ 7,717,419,618.63, approved by the Board of Directors on December 2, 2019, being R$ 0.4906 per common share and resulting in a net distribution of R$ 0.4170 per share.

          [   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

3.           To approve the Board of Directors to be composed of 11 effective members and 2 alternates, for a 3-year term, which will end at the Ordinary Shareholder’s Meeting to be held in 2023, pursuant to the Management Proposal.

           [   ] Approve        [   ] Reject         [   ] Abstain

Election of the board of directors by a single slate

4.           Elect 11 effective members and 2 alternates for the Board of Directors, for a term that will end at the Annual General Meeting to be held in 2023, as indicated by the controlling shareholders mentioned in the Management Proposal (“Controller Slate - Board of Directors”):

Candidates

• Victorio Carlos De Marchi

• Carlos Alves de Brito

• Milton Seligman

• José Heitor Attilio Gracioso

• Vicente Falconi Campos

• Luis Felipe Pedreira Dutra Leite

• Roberto Moses Thompson Motta

• Nelson José Jamel

• Cecília Sicupira

• Antonio Carlos Augusto Ribeiro Bonchristiano

• Marcos de Barros Lisboa

• Carlos Eduardo Klutzenschell Lisboa (Substitute)

• Michel Dimitrios Doukeris (Substitute)

[   ] Approve        [   ] Reject         [   ] Abstain

5.           If one of the candidates who make up the chosen slate fails to join it, can the votes corresponding to his / her shares continue to be cast on the chosen slate?

 [   ] Yes               [   ] No              [   ] Abstain

6.           In case the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages among the members of the ticket you chose? [If the shareholder chooses to “abstain” and the election occurs by the multiple voting process, his vote must be counted as an abstention in the respective resolution of the meeting.]

 [   ] Yes               [   ] No              [   ] Abstain

7.           Visualization of all candidates on the slate to indicate the% (percentage) of votes to be attributed

• Victorio Carlos De Marchi []%

• Carlos Alves de Brito []%

• Milton Seligman []%

• José Heitor Attilio Gracioso []%

• Vicente Falconi Campos []%

• Luis Felipe Pedreira Dutra Leite []%

• Roberto Moses Thompson Motta []%

• Nelson José Jamel []%

• Cecília Sicupira []%

• Antonio Carlos Augusto Ribeiro Bonchristiano []%

• Marcos de Barros Lisboa []%

• Carlos Eduardo Klutzenschell Lisboa (Alternate) []%

• Michel Dimitrios Doukeris (Alternate) []%

Simple question

8.           Do you want to request the adoption of the multiple voting process for the election of the board of directors, under the terms of article 141, of Law 6,404/76?

* Note: this resolution is not part of the agenda nor constitutes a management proposal, having been inserted in compliance with the provisions of art. 21-I, IV, of ICVM 481.

 [   ] Yes               [   ] No              [   ] Abstain

Election of the fiscal council by single slate

9.           Elect the members of the Fiscal Council and their respective alternates for a 1-year term, which will end at the Ordinary Shareholders’ Meeting to be held in 2021, as indicated by the controlling shareholders mentioned in the Management Proposal (“Controller Slate - Fiscal Council”):

Candidates:

• José Ronaldo Vilela Rezende

• Elidie Palma Bifano

• Emanuel Sotelino Schifferle (Alternate)

• Eduardo Rogatto Luque (Alternate)

[   ] Approve        [   ] Reject         [   ] Abstain

10.        If one of the candidates that are part of the slate fails to integrate it to accommodate the separate election as provided on articles 161, §4, and 240 of Law 6,404 of 1976, the votes corresponding to your shares may still be given to the chosen slate?

[   ] Yes              [   ] No               [   ] Abstain

Election of the fiscal council separately – Ordinary Shares

11.        Indication of candidates to the fiscal council by the minority shareholders holding shares with a right to vote (the shareholder must complete this field if he/she has left the general election box above blank)

           • Vinicius Balbino Bouhid / Carlos Tersandro Fonseca Adeodato

           [   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

12.            To determine managers’ overall compensation for the year of 2020, in the annual amount of up to R$ 111,079,130.00, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the fiscal year, and (y) the compensation based on shares that the Company intends to execute in the fiscal year.

[   ] Approve        [   ] Reject         [   ] Abstain

Simple Resolution

13.            To determine the overall compensation of the Fiscal Council’s members for the year of 2020, in the annual amount of up to R$ 2,162,700.00, with alternate members’ compensation corresponding to half of the amount received by the effective members, in accordance with the Management Proposal.

[   ] Approve        [   ] Reject         [   ] Abstain

Simple Matter

14.            In the event of a second call of the Ordinary Shareholders’ Meeting, can the voting instructions of this bulletin be also considered for the performance of the Meeting on second call?

[   ] Yes               [   ] No              [   ] Abstain

City: _____________________________________________________________________

Date: _____________________________________________________________________

Signature: _________________________________________________________________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer